Exhibit 12.1

THE CHUBB CORPORATION

COMPUTATION OF RATIO OF CONSOLIDATED EARNINGS TO FIXED CHARGES

	Years Ended December 31
	2009	2008	2007	2006	2005
	(in millions except for ratio amounts)

Income from continuing operations before provision for income taxes	$2,962	$2,407	$3,937	$3,525	$2,447
Less:
Income (loss) from equity investees	(9)	(14)	390	266	186
Add:
Interest expensed	248	240	206	134	135
Capitalized interest amortized or expensed	2	8	12	32	15
Portion of rents representative of the interest factor	29	31	31	32	34
Distributions from equity investees	51	166	151	72	138

Income as adjusted	$3,301	$2,866	$3,947	$3,529	$2,583

Fixed charges:
Interest expensed	$248	$240	$206	$134	$135
Portion of rents representative of the interest factor	29	31	31	32	34

Fixed charges	$277	$271	$237	$166	$169

Ratio of consolidated earnings to fixed charges	11.92	10.58	16.65	21.26	15.28